EXHIBIT (a)(10)

Exhibit a(10)

For Immediate Release

                       Ambanc Extends Cohoes Tender Offer

AMSTERDAM, N.Y.--(BUSINESS WIRE)-September 6, 2000--Ambanc Holding Co., Inc. (NASDAQ: AHCI) ("Ambanc") announced today that it has extended its pending tender offer to acquire Cohoes Bancorp, Inc., until 12:00 midnight, New York time, on Friday, October 6, 2000, unless the offer is extended. To date, approximately 358,538 Cohoes common shares have been tendered to Ambanc. Ambanc's tender offer would have expired at 12:00 midnight, New York time, on September 6, 2000.

John Lisicki, Ambanc's President and CEO stated: "We urge the Cohoes stockholders to send a clear message to the Cohoes Board of Directors. By tendering their shares to Ambanc, the Cohoes stockholders can communicate their desire for the Cohoes Board to get serious about achieving a sale of Cohoes." Mr. Lisicki reaffirmed Ambanc's desire to engage in good faith merger negotiations with Cohoes.

Ambanc has filed tender offer materials with the SEC which set forth the complete details of Ambanc's tender offer. WE URGE INVESTORS TO CAREFULLY READ THE TENDER OFFER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the tender offer materials, any amendments or supplements to such documents, and any other documents filed by Ambanc with the SEC, at the SEC's web site at www.sec.gov. These documents may also be obtained for free from Ambanc by directing a written request to Ambanc Holding Co., Inc., 11 Division Street, Amsterdam, New York 12010, Attention: Secretary. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling Ambanc's information agent, D.F. King & Co., Inc. toll-free at 1-800-487-4870.

CONTACT: Ambanc Holding Co., Inc.
John M. Lisicki, President & CEO
(518) 842-7200
jlisicki@mohawkcommunitybank.com